UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

George E. Rider

6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Operations, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,292,500 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,292,500 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,292,500 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Tallgrass Operations, LLC is the record owner of the 9,292,500 common units (“Common Units”) representing limited partner interests and is also the record owner of 16,200,000 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended & Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2013.
**	Based on the number of Common Units (23,892,500) issued and outstanding as of May 17, 2013, the closing date of the initial public offering of Common Units of the Issuer.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,292,500 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,292,500 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,292,500 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (23,892,500) issued and outstanding as of May 17, 2013, the closing date of the initial public offering of Common Units of the Issuer.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,292,500 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,292,500 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,292,500 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (23,892,500) issued and outstanding as of May 17, 2013, the closing date of the initial public offering of Common Units of the Issuer.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,292,500 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,292,500 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,292,500 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (23,892,500) issued and outstanding as of May 17, 2013, the closing date of the initial public offering of Common Units of the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Units representing limited partner interests (“Common Units”) in Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is located at 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

(i)	Tallgrass Operations, LLC, a Delaware limited liability company (“Tallgrass Operations”);

(ii)	Tallgrass Development, LP, a Delaware limited partnership (“Tallgrass Development”);

(iii)	Tallgrass Development GP, LLC, a Delaware limited liability company (“Tallgrass Development GP”); and

(iv)	Tallgrass GP Holdings, LLC, a Delaware limited liability company (“Tallgrass GP Holdings”).

Tallgrass Operations is a limited partner of the Issuer with a 62.3% limited partner interest (based on the aggregate number of Common Units, subordinated units representing limited partner interests (“Subordinated Units”) and general partner units representing general partner interests (“General Partner Units”) of the Issuer outstanding as of the date hereof). Tallgrass Development is the sole member of Tallgrass Operations. Tallgrass Development GP is the sole general partner of Tallgrass Development. Tallgrass GP Holdings is the sole member of Tallgrass Development GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)	The principal business address of each of the Reporting Persons is:

6640 West 143rd Street, Suite 200

Overland Park, Kansas 66223

(c) The name and present principal occupation of each director and/or executive officer, as applicable of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Tallgrass Operations, Tallgrass Development, Tallgrass Development GP and Tallgrass GP Holdings are entities properly organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was formed on February 6, 2013 as a Delaware limited partnership to conduct any business activity that is approved by Tallgrass MLP GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and that lawfully may be conducted by a limited partnership organized under Delaware law. The General Partner has no current plans to cause the Issuer to engage in activities other than the ownership and operation of midstream energy assets. Upon the formation of the Issuer, Tallgrass Operations, as the organizational limited partner, and the General Partner contributed $980 and $20, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on May 17, 2013 (the “Offering”) the following transaction, among others, occurred: The Issuer issued to Tallgrass Operations 9,292,500 Common Units and 16,200,000 Subordinated Units, representing an aggregate 62.3% limited partner interest in the Issuer (based on the aggregate number of Common Units, Subordinated Units and General Partner Units of the Issuer outstanding as of the date hereof) as of such time pursuant to a Contribution, Conveyance and Assumption Agreement, dated May 17, 2013, by and among the Issuer, the General Partner, Tallgrass Development, Tallgrass Development GP, Tallgrass GP Holdings, Tallgrass Operations, Tallgrass Interstate Gas Transmission, LLC, a Colorado limited liability company, Tallgrass Midstream, LLC, a Delaware limited liability company and Tallgrass MLP Operations, LLC, a Delaware limited liability company.

Upon the termination of the subordination period as set forth in the Issuer’s Amended & Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into Common units on a one-for-one basis.

On May 17, 2013, certain Covered Individuals acquired with personal funds beneficial ownership of Common Units through the Issuer’s directed unit program at the initial public offering price of $21.50 per unit, as set forth in Item 5(a).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by Tallgrass Operations are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, restricted units, equity participation units, unit appreciation rights, distribution equivalent rights and other unit-based awards and unit awards to officers, directors, employees and consultants of the General Partner and any of its affiliates pursuant to the Tallgrass MLP GP, LLC Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b) Not applicable.

(c) Not applicable.

(d) Tallgrass GP Holdings, as the owner of the General Partner, intends to increase the size of the board of directors to seven members within 90 days from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 333-187595) (the “Registration Statement”) and at least eight members within one year from the effective date of the Registration Statement and appoint additional independent directors to fill the vacancies created by such increases. The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. Some of Tallgrass GP Holdings’ executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. As the sole member of the General Partner, Tallgrass GP Holdings will have the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC.

(e) As a result of its ability to elect all of the members of the Board of Directors of the General Partner of the Issuer, Tallgrass GP Holdings may, from time to time in the future, cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities. However, Tallgrass GP Holdings has no current intention of altering the Board of Directors of the General Partner in order to change the present capitalization or dividend policy of the Issuer.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Tallgrass Operations is the record and beneficial owner of 9,292,500 Common Units, which based on there being 23,892,500 Common Units outstanding as of May 17, 2013, represents 38.9% of the outstanding Common Units of the Issuer. Tallgrass Operations is also the record and beneficial owner of 16,200,000 Subordinated Units, which represent all of the outstanding Subordinated Units as of May 17, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 9,292,500 Common Units held of record by Tallgrass Operations, which represents approximately 38.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of May 17, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass Development GP does not directly own any Common Units of the Issuer. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of Tallgrass Operations. As such, Tallgrass Development GP may be deemed to beneficially own the 9,292,500 Common Units held of record by Tallgrass Operations, which represents approximately 38.9% of the outstanding Common Units of the Issuer. Tallgrass Development GP may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of May 17, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass GP Holdings does not directly own any Common Units of the Issuer. Tallgrass GP Holdings is the sole member of Tallgrass Development GP. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of Tallgrass Operations. As such, Tallgrass GP Holdings may be deemed to beneficially own the 9,292,500 Common Units held of record by Tallgrass Operations, which represents approximately 38.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of May 17, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David G. Dehaemers, Jr.**	150,000	*
Gary J. Brauchle	7,000	*
George E. Rider	2,500	*
Richard L. Bullock	4,500	*
John T. Raymond	100,000	*
Jeffrey A. Ball	20,000	*

*	Less than 1% of the class beneficially owned.
**	Mr. Dehaemers indirectly owns the shares through the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006, to which Mr. Dehaemers serves as Trustee.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

The Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Tallgrass Operations, as a limited partner of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.2875 per Common Unit per quarter ($1.15 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through June 30, 2013, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will be paid on the Subordinated Units.

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter during the subordination period in the following manner.

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•

third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.3048 per Common Unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the subordination period in the following manner:

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

The preceding discussion is based on the assumptions that the General Partner maintains its 2.0% general partner interest and that the Issuer does not issue additional classes of equity securities.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Issuer has earned and paid at least (i) $1.15 (the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and corresponding distributions on the General Partner’s 2% interest, for each of the three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2016, or (ii) $1.725 (150% of the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any four-quarter period ending on or after June 30, 2014, in each case provided that there are no arrearages on the Issuer’s Common Units at that time.

The subordination period may end at an earlier time (i) with respect to 50% of the Subordinated Units, on the first business day after the Issuer has earned and paid at least $0.3306 (115% of the minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any quarter ending on or after December 31, 2014 or (ii) with respect to 100% of the Subordinated Units, on the first business day after the Issuer has earned and paid at least $0.3594 (125% of the minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any quarter ending on or after December 31, 2014, in each case provided that there are no arrearages on the Issuer’s Common Units at that time.

In addition, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than General Partner Units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than General Partner Units. Because Tallgrass Operations owns more than 33 1/3% of the Issuer’s units, other than General Partner Units, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests (other than the General Partner Units) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of Tallgrass MLP GP, LLC as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Development GP, LLC, Tallgrass GP Holdings, LLC, Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2013.

TALLGRASS GP HOLDINGS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT GP, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT, LP

By:	Tallgrass Development GP, LLC, its general partner

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS OPERATIONS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

SCHEDULE A

Information about the Reporting Persons

The name and title of the executive officers and the sole member of Tallgrass Operations, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Operations, LLC is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development, LP	Sole Member of Tallgrass Operations, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

The name and title of the general partner of Tallgrass Development, LP is set forth below. The business address of the general partner of Tallgrass Development, LP is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Development, LP is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development GP, LLC	General Partner

The name and title of the executive officers and the sole member of Tallgrass Development GP, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Development GP, LLC is to act as the general partner of Tallgrass Development, LP.

Name	Title
Tallgrass GP Holdings, LLC	Sole Member of Tallgrass Development GP, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

The name, title and principal occupation of the directors and executive officers of Tallgrass GP Holdings, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223.

Name	Title	Principal Occupation

David G. Dehaemers, Jr.	Director; President and Chief Executive Officer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

William R. Moler	Director; Executive Vice President and Chief Operating Officer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

George E. Rider	Executive Vice President, General Counsel and Secretary	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

John T. Raymond	Director	Chief Executive Officer of affiliated investment funds commonly referred to as “The Energy & Minerals Group”

Jeffrey A. Ball	Director	Employee of The Energy & Minerals Group

Stanley de J. Osborne	Director	Managing Director of Kelso & Company

Frank J. Loverro	Director	Managing Director of Kelso & Company

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Development GP, LLC, Tallgrass GP Holdings, LLC, Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Parnters, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 17, 2013 and incorporated herein in its entirety by reference).